Filed Pursuant to Rule 424(B)(3)
Registration No. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 1 DATED JULY 10, 2012

TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock. Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;
•	experts information; and
•	information incorporated by reference.

OPERATING INFORMATION

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of July 2, 2012, we had raised aggregate gross offering proceeds of approximately $346.0 million from the sale of approximately 13.9 million shares in this offering, including shares sold under our distribution reinvestment plan. As of July 2, 2012, approximately 186.4 million shares of our common stock remain available for sale in our primary offering, and approximately 29.7 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

The termination date of our primary offering of 200,000,000 shares of common stock will be June 10, 2013. We may continue to offer shares under our distribution reinvestment plan beyond the conclusion of the primary offering until we have sold 30,000,000 shares of common stock through the reinvestment of distributions. We may terminate this offering at any time.

Real Estate Investment Summary

Real Estate Portfolio

As of July 2, 2012, we owned interests in ten real estate properties acquired from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of July 2, 2012:

Property Name	Location	Property Type	Date Acquired	Purchase Price (1)	Approximate Rentable Square Footage	Approximate Annualized Base Rent (2)	Approximate Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years (3)	Approximate % Leased
Royal Ridge V Building	Irving, Texas	Office Building	10/7/10	$18.1 million	119,600	$2.3 million	$18.87	8 years	100%(4)
333 East Lake Street Building	Bloomingdale, Illinois	Office Building	11/19/10	$11.7 million	71,100	$1.2 million	$16.32	6 years	100%(5)
Westway I Building	Houston, Texas	Office Building	1/27/11	$31.0 million	144,000	$2.4 million	$17.96	5 years	100%(6)
Duke Bridges I & II Buildings	Frisco, Texas	Office Building	5/12/11	$49.0 million	284,200	$5.7 million	$19.93	5 years	100%(7)

Miramar Centre II Building	Miramar, Florida	Office Building	5/27/11	$20.9 million	96,400	$1.7 million	$17.50	6 years	100%(8)
7601 Technology Way Building	Denver, Colorado	Office Building	6/27/11	$41.5 million	182,900	$4.4 million	$24.12	5 years	100% (9)
Westway II Building	Houston, Texas	Office Building	9/28/11	$70.3 million	242,400	$5.3 million	$21.90	7 years	100%(10)
Franklin Center Building	Columbia, Maryland	Office Building	12/28/11	$65.0 million	200,600	$5.6 million	$27.81	7 years	100%(11)
South Lake Building	Herndon, Virginia	Office Building	3/22/12	$91.1 million	268,200	$8.7 million	$32.40	7 years	100%(12)
Four Parkway North Building	Deerfield, Illinois	Office Building	7/2/12	$40.9 million	172,300	$3.2 million	$18.65	7 years	100%(13)

(1)	The purchase price is exclusive of closing costs and net of adjustments.
(2)

Annualized base rent and annualized base rent per square foot are calculated by annualizing the current, in-place monthly base rent for leases adjusted for any tenant concessions, such as free rent, exclusive of tenant reimbursements.

(3)	Average remaining lease term does not include any extension options that may be exercised by a building’s tenants.
(4)	The Royal Ridge V Building is 100% leased to a single tenant, JPMorgan Chase Bank, N.A.
(5)	The 333 East Lake Street Building is 100% leased to two tenants, including Bridgestone Retail Operations, LLC.
(6)	The Westway I Building is 100% leased to three tenants, including NATCO Group, Inc.
(7)	The Duke Bridges I & II Buildings are 100% leased to two tenants, including T-Mobile West Corporation.
(8)	The Miramar Centre II Building is 100% leased to a single tenant, Humana Medical Plan, Inc.
(9)	The 7601 Technology Way Building is 100% leased to a single tenant, Jackson National Life Insurance Company.
(10)	The Westway II Building is 100% leased to four tenants, including GE Oil & Gas, Inc.
(11)	The Franklin Center Building is 100% leased to two tenants, including SAIC, Inc.
(12)	The South Lake Building is 100% leased to two tenants, including Time Warner Cable, Inc.
(13)	The Four Parkway North Building is 100% leased to four tenants, including CF Industries Holdings, Inc. and Lundbeck, Inc.

We believe that our real estate properties are suitable for their intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to our properties.

Significant Tenants and Lease Expirations

The following table sets forth information regarding the five tenants occupying ten percent or more of the aggregate rentable square footage at our ten office properties, as of July 2, 2012:

Tenant Name	Tenant Industry	Approximate Annualized Base Rental Income(1)		% of Total Portfolio Annualized Rental Income	Approximate Rental Square Footage		% of Total Portfolio Square Footage	Lease Expiration
Time Warner Cable, Inc.	Communications	$8.7 million		21%	266,899		15%	7/2019	(2)
SAIC, Inc.	Science and Technology	$5.5 million		14%	198,634		11%	7/2019	(3)
T-Mobile West Corporation	Wireless Communications	$5.1 million		13%	256,772		14%	4/2017	(4)
Jackson National Life Insurance Company	Insurance	$4.4 million		11%	182,875		10%	3/2017	(5)
GE Oil & Gas, Inc.	Oil and Gas Processing	$4.2 million	(6)	10%	184,966	(6)	10%	12/2022	(7)

(1)

Annualized Base Rental Income represents contractual base rental income, exclusive of tenant reimbursements, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

(2)

Time Warner Cable, Inc. has the right to extend the term of its lease for two additional five-year renewal periods at 100% of the then-current market rate. Time Warner Cable, Inc. also has a one-time right any time between July 2016 and July 2017 to terminate a portion of its lease as to any one or more full floors by providing twelve months written notice and paying a fee equal to the unamortized leasing costs amortized with an 8% interest rate. If Time Warner Cable, Inc. terminates greater than 50% of its then leased space, it shall be required to pay an additional fee equal to two months of the then-escalated rent, prorated for the amount of space terminated. If Time Warner Cable, Inc. vacates the entire premises in July 2016 or July 2017, total termination fees would be approximately $11.2 million or $8.3 million, respectively.

(3)

SAIC, Inc. has the right to extend the term of its lease for three additional five-year renewal periods at 100% of the then-current market rate. In December 2014 and December 2017, SAIC, Inc., has two one-time rights to give back one full floor by providing nine months’ notice and paying a contraction penalty determined by the floor vacated. The first contraction option date is December 31, 2014 and requires a penalty ranging from $0.7 million to $1.0 million. The second contraction option date is December 31, 2017 and requires a penalty ranging from $0.3 million to $0.4 million.

(4)

T-Mobile West Corporation has the right to extend the term of its lease for one additional five-year renewal period at the then-current market rate. In April 2014, T-Mobile West Corporation has a one-time right to terminate its lease at Duke Bridges I upon payment of a $5.9 million termination fee. In February 2014, T-Mobile West Corporation has a one-time right to terminate its lease at Duke Bridges II upon payment of a $5.8 million termination fee.

(5)	Jackson National Life Insurance Company has the right to extend the term of its lease for two additional five-year renewal periods at 95% of the then-current market rate.
(6)	Includes base rental income for a lease of approximately 25,000 square feet that commences January 1, 2013.
(7)

GE Oil & Gas has three separate leases with staggered expirations on January 31, 2019, September 30, 2021 and December 31, 2022. GE Oil & Gas has the right to extend the term of all of its leases for either (i) one additional ten-year renewal period or (ii) two additional five-year renewal periods, at the then-current market rate.

No material tenant credit issues have been identified at this time. As of July 2, 2012, we had no tenants with significant rent balances outstanding over 90 days.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after July 2, 2012 over each of the years ending December 31, 2012 and thereafter for our ten office properties. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations:

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	1	$72,846	0%	2,556	0%
2013	1	$19,448	0%	1,496	0%
2014	—	—	—	—	—
2015	3	$710,101	2%	37,110	2%
2016	1	$294,067	1%	15,316	1%
2017	6	$14,214,690	31%	649,680	37%
2018	3	$3,794,900	8%	180,819	10%
2019	6	$20,947,332	46%	644,926	36%
2020	2	$2,387,402	5%	121,570	7%
2021	2	$844,353	2%	32,131	2%
Thereafter	2	$2,319,273	5%	95,748	5%

(1)

Annualized base rent represents contractual base rental income, exclusive of tenant reimbursements, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

Recent Acquisition

On July 2, 2012, we purchased a five-story office building containing approximately 172,300 square feet (the “Four Parkway North Building”) for approximately $40.9 million, exclusive of closing costs. The purchase of the Four Parkway North Building was funded with proceeds from our $300.0 million secured revolving credit facility and proceeds raised from this offering. The Four Parkway North Building was built in 1999 and is located on approximately 6.7 acres of land in Deerfield, Illinois. The Four Parkway North Building was purchased from JBC Funds Parkway North, LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor.

The Four Parkway North Building is currently 100% leased to four tenants and is dual-anchored by CF Industries Holdings, Inc. (“CF Industries”) and Lundbeck, Inc. (“Lundbeck”), which each lease approximately 52% and 41% of the building, respectively. CF Industries manufactures and distributes nitrogen and phosphate fertilizer products globally, and Lundbeck is an international pharmaceutical company that researches, manufactures, and sells drugs for the treatment of psychiatric and neurological disorders. Both CF Industries and Lundbeck utilize the Four Parkway North Building as their corporate headquarters.

The current aggregate annual base rent is approximately $3.2 million. The current weighted-average rental rate over the lease term is approximately $17.92 per square foot. The current weighted-average remaining lease term is approximately seven years. CF Industries’ and Lundbeck’s leases expire in February 2017 and February 2022, respectively, but each has the right to extend the term of its lease for two additional five-year renewal periods at a negotiated market rate. Lundbeck also has an early termination right effective February 2018 to terminate its lease by providing 15 months written notice and by paying a $3.4 million termination fee.

Yield on Real Estate Investments

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending July 2, 2012, including the Westway II Building, the Franklin Center Building, the South Lake Building, and the Four Parkway North Building, is approximately 7.3%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Outstanding Debt Obligations

As of July 2, 2012, our debt-to-real-estate-asset ratio, or the ratio of total debt to cost basis of real estate assets prior to deducting depreciation and amortization, was approximately 35%. The following is a summary of our outstanding debt obligations as of July 2, 2012:

Property and Related Loan	Date Entered Into	Outstanding Principal Balance	Interest Rate	Loan Type	Payments	Maturity Date	% of Total Indebtedness
Royal Ridge V Mortgage Loan	October 7, 2010	$10.7 million	LIBOR plus 3.0%(1)	First mortgage loan	Principal and interest payments(2)	November 1, 2012	6.9%

Amended Regions Credit Facility(3)	June 29, 2011(4)	$121.0 million(5)	LIBOR plus the applicable LIBOR margin or the greater of (a) the lender’s prime rate, (b) the Federal Funds Effective Rate plus 0.5%, or (c) LIBOR plus 1.0%, plus the applicable base margin(6)	Secured revolving credit facility	Interest only payments	November 19, 2013(7)	77.2%

Technology Way Loan	June 27, 2011	$24.9 million	LIBOR plus 2.0% or 1.0% plus alternate base rate of (1) lender’s prime rate, (b) the Federal Funds Effective Rate plus 0.75%, or (c) LIBOR plus 1.0%	First mortgage loan	Interest only payments	June 27, 2014	15.9%

(1)	The interest rate has a floor of 4%.
(2)	Payments of principal are calculated using an amortization term of 15 years.

(3)

The Amended Regions Credit Facility is secured by the 333 East Lake Street Building, the Westway One Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the Westway II Building, the Franklin Center Building and the South Lake Building.

(4)	We initially entered into the Regions Credit Facility on November 19, 2010.
(5)

We may borrow up to $300 million (the “Facility Amount”), subject to availability as described below. We also have the right to increase the Facility Amount by an aggregate of $100 million to a total facility amount of $400 million provided that no default has occurred. The Amended Regions Credit Facility also includes a standby letter of credit facility with an initial $25 million sublimit and a swingline facility with an initial $30 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Amended Regions Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Amended Regions Credit Facility, or (3) an amount which would produce a minimum implied debt service coverage ratio of 1.45 to 1.00 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the ten-year Treasury Rate plus 2.50% or (b) 8.00%. We have the right to prepay the Amended Regions Credit Facility in whole or in part at any time without penalty, subject to reimbursement of certain breakage and redeployment costs incurred by the lenders.

(6)	The applicable LIBOR margin may vary from 2.50% to 3.25% and the applicable base rate margin may vary from 1.50% to 2.25% based on our then current leverage ratio.
(7)	We may extend the maturity date of the Amended Regions Credit Facility to November 19, 2014, subject to the satisfaction of certain conditions.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012 and in our Annual Report on Form 10-K for the year ended December 31, 2011, both of which are incorporated by reference into this prospectus:

	As of March 31, 2012	As of December 31,
		2011	2010
Total assets	$402,427,232	$314,170,975	$35,420,561
Total stockholders’ equity	$221,755,154	$179,334,927	$16,500,755
Outstanding debt	$167,818,675	$120,954,895	$17,275,000
Outstanding long-term debt	$156,900,000	$109,900,000	$11,100,000

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2012	2011	2011	2010
Total revenues	$9,455,945	$1,825,335	$18,519,397	$755,389
Net loss attributable to common stockholders	$(2,697,201)	$(1,564,891)	$(10,071,668)	$(1,543,623)

Net cash (used in) provided by operating activities	$(294,802)	$85,916	$2,288,530	$(696,120)
Net cash used in investing activities	$(92,151,797)	$(30,964,191)	$(278,043,529)	$(29,426,144)
Net cash provided by financing activities	$92,840,199	$33,232,291	$276,012,857	$34,355,272
Distributions paid	$(3,629,276)	$(378,005)	$(6,130,747)	$(86,367)

Proceeds raised through issuance of our common stock(1)	$56,542,019	$35,002,760	$205,282,643	$20,322,428
Net debt proceeds(1)(2)	$46,863,780	$2,625,000	$103,679,895	$17,275,000
Investments in real estate(1)	$91,578,600	$30,964,191	$277,245,814	$29,426,144

Per weighted-average common share data:
Net loss – basic and diluted	$(0.27)	$(1.14)	$(2.26)	$(13.48)
Distributions declared	$0.37	$0.33	$1.46	$0.26
Weighted-average common shares outstanding	10,059,305	1,378,494	4,452,157	114,526

(1)	Activity is presented on a cash basis.
(2)	Calculated as proceeds from lines of credit and notes payable less repayments of lines of credit and notes payable from respective Consolidated Statement of Cash Flows.

Distribution Information

Distributions for the Four Quarters Ended March 31, 2012

During 2011, we paid quarterly distributions to our stockholders of record each day for the period from December 16, 2010 through December 15, 2011. During the year ended December 31, 2011, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of approximately $6.1 million. During the same period, net cash provided by operating activities was approximately $2.3 million. In accordance with Accounting Standards Codification Topic 805 Business Combinations (“ASC 805”), which became effective for the year ended December 31, 2009, this amount was reduced by approximately $6.8 million of acquisition-related expenses, which were funded with net proceeds received from the sale of common stock under this offering. As a result, the distributions paid to stockholders for the year ended December 31, 2011 were funded with approximately $2.3 million (reflecting the impact of ASC 805 as described above) from our operating activities, and the remaining amount of approximately $3.8 million was funded from our borrowings. Borrowings have been used to fund distributions to the extent that acquisition-related expenses reduced net cash flows from operating activities.

During 2012, we have paid a quarterly distribution to our stockholders of record each day for the period from December 16, 2011 through March 15, 2012. During the three months ended March 31, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of approximately $3.6 million. During the same period, net cash used in operating activities was approximately $0.3 million, including approximately $2.8 million used to fund annual real estate taxes and approximately $1.9 million of acquisition-related costs paid with proceeds from this offering, but which under GAAP reduced net cash from operating activities. As a result, the distributions paid to stockholders for the three months ended March 31, 2012 were funded from our borrowings. Borrowings have been used to fund distributions to the extent that (i) quarterly cash flows from operating activities have been used to fund annual payments of operating expenses and (ii) acquisition-related costs have reduced net cash flows from operating activities.

The following are the distributions paid and declared and our cash flow provided by operating activities for the quarters ended June 30, 2011, September 30, 2011, December 31, 2011, and March 31, 2012:

	Distributions Paid				Distributions Declared		Sources of Distributions Paid
	Cash	Distributions Reinvested (DRIP)	Total	Cash Provided by (Used in) Operating Activities	Total	Per Share	Amount Paid from Operating Activities/ Percent of Total Distributions Paid	Amount Paid from Borrowings/ Percent of Total Distributions Paid
2011
Second Quarter	$579,754	$491,031	$1,070,785	$304,388	$1,184,199	$0.37	$304,388 / 28%	$766,397 / 72%
Third Quarter	$954,211	$932,998	$1,887,209	$1,338,203	$2,037,874	$0.38	$1,338,203 / 71%	$549,006 / 29%

Fourth Quarter	$1,511,453	$1,283,295	$2,794,748	$560,023	$2,981,693	$0.38	$560,023 / 20%	$2,234,725 / 80%
2012
First Quarter	$1,948,046	$1,681,230	$3,629,276	$(294,802)	$3,773,728	$0.37	$0 / 0%	$3,629,276 / 100%

For the four quarters ended March 31, 2012, we paid total distributions of approximately $9.4 million and we had a net loss of approximately $11.2 million. Since our inception on July 3, 2007, we have paid total distributions of approximately $9.8 million and have a cumulative net loss of $14.3 million as of March 31, 2012.

Generally, our policy is to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of proceeds from this offering, such as acquisition-related expenses. Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions during our fundraising and property acquisition stages (i) in an effort to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties and (ii) to the extent we declare distributions in anticipation of cash flow that we expect to receive during a later period and we pay these distributions in advance of our actual receipt of these funds. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Additional Distributions Declared

Our board of directors has declared distributions for stockholders of record each day from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price). We paid these distributions in June 2012. Our board of directors has also declared distributions for stockholders of record each day from June 16, 2012 through and including September 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price). We expect to pay these distributions in September 2012. We can provide no assurances that our board of directors will continue to declare daily distributions at this rate, or continue to declare daily distributions at all.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our consolidated balance sheet, and is calculated as (1) total book value of our assets (2) minus total liabilities, (3) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) cumulative distributions in excess of earnings, and (iii) fees paid in connection with this offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of March 31, 2012, our net tangible book value per share was $19.94. The offering price of shares under this offering (ignoring purchase price discounts for certain categories of purchasers) as of March 31, 2012 was $25.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation and amortization reflected in the net tangible book value of our assets, the other factors described above with respect to the dilution in the net tangible book value per share are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Share Redemption Program

For the three months ended March 31, 2012, approximately $712,000, or 28,861 shares, of our common stock was tendered for redemption. For the year ended December 31, 2011, approximately $286,000, or 11,427 shares, of our common stock was tendered for redemption. For the year ended December 31, 2010, no shares eligible to be redeemed under our share redemption program were submitted for redemption. We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program set forth in this prospectus. The average price paid for each redeemed share was $24.76. We have funded and intend to continue funding share redemptions with proceeds from this offering.

Fees Earned by and Expenses Reimbursable to Our Advisor, Our Dealer Manager and Their Affiliates

Summarized below are the fees earned by and expenses reimbursable to our advisor, our dealer manager and their affiliates for the three months ended March 31, 2012 and for the year ended December 31, 2011, and any related amounts payable as of March 31, 2012 and December 31, 2011:

	Amount Incurred in the		Amount Payable as of
Form of Compensation	Three Months Ended March 31, 2012	Year Ended December 31, 2011	March 31, 2012	December 31, 2011
Selling commissions, net of discounts(1)	$3,711,620	$13,827,782	$78,576	$93,653
Dealer manager fees, net of discounts(2)	$1,365,191	$5,046,151	$46,135	$71,764
Other offering costs	$1,097,216	$4,048,024	$42,796	$57,226
Acquisition fees	$1,130,840	$4,105,653	$42,799	$57,031
Debt financing fees	$168,000	$417,100	$—	$56,000
Asset management fees	$582,670	$1,037,218	$—	$152,563
Property management fees	$131,840	$243,767	$62,111	$42,248
Related party-interest expense	$—	$5,862	$—	$—
Administrative expenses	$554,718	$1,312,154	$184,912	$154,429

(1)	Our dealer manager reallows 100% of commissions earned to participating broker-dealers.
(2)	Our dealer manager reallows a portion of the dealer manager fee to participating broker-dealers.

Risk Factors

The following risk factor revises and supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

If we pay distributions from sources other than our cash flow from operations, we may not be able to sustain our distribution rate and we may have less funds available for investment in properties and other assets and your overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, and we have not established limits on the amount of net proceeds, borrowings or cash advances we may use to pay such distributions. If we fund distributions from borrowings, the net proceeds from this offering or other sources, we will have less funds available for investment in real estate properties, the value of our shares is more likely to fall below the net proceeds per share from this offering, and your overall return may be reduced. At times, we may be forced to borrow funds to pay distributions during unfavorable market conditions or during periods when funds from operations are needed to fund capital expenditures and other expenses, which could increase our operating costs. Furthermore, if we cannot cover our distributions with cash flow from operations over the long-term, we may be unable to sustain our distribution rate. For the four quarters ended March 31, 2012, approximately 20% of our distributions was funded from GAAP cash flow from operations and approximately 80% was funded from borrowings.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this Post-Effective Amendment No. 9 to Registration Statement No. 333-163411 on Form S-11 by reference from the Wells Core Office Income REIT, Inc. and subsidiaries’ Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and the financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Statements of Revenues Over Certain Operating Expenses of the 333 East Lake Street Building and the Westway One Building for the year ended December 31, 2009, the Duke Bridges I & II Buildings, the 7601 Technology Way Building, and the Westway II Building for the year ended December 31, 2010, and the Franklin Center Building and the Southlake Building for the year ended December 31, 2011 incorporated by reference in this Post-Effective Amendment No. 9 to the Registration Statement No. 333-163411 from Wells Core Office Income REIT Inc.’s Current Reports on Form 8-K/A filed with the SEC on December 16, 2010, on March 3, 2011, on June 20, 2011, on August 11, 2011, on November 4, 2011, on March 5, 2012, and on May 4, 2012 have been audited by Frazier & Deeter, LLC, independent auditors, as set forth in their reports thereon, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at http://www.WellsCoreREIT.com (URL for documents: http://www.wellscorereit.com/investor_relations/filings.html). There is additional information about us and our advisor and its affiliates at the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-163411), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 14, 2012;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 filed with the SEC on May 9, 2012;

•	Current Report on Form 8-K filed with the SEC on July 3, 2012;

•	Current Report on Form 8-K filed with the SEC on June 7, 2012;

•	Current Report on Form 8-K filed with the SEC on May 30, 2012;

•	Current Report on Form 8-K/A filed with the SEC on May 4, 2012;

•	Current Report on Form 8-K filed with the SEC on March 22, 2012;

•	Current Report on Form 8-K/A filed with the SEC on March 5, 2012;

•	Current Report on Form 8-K filed with the SEC on February 29, 2012;

•	Current Report on Form 8-K filed with the SEC on February 9, 2012;

•	Current Report on Form 8-K/A filed with the SEC on November 4, 2011;

•	Current Report on Form 8-K/A filed with the SEC on August 11, 2011;

•	Current Report on Form 8-K/A filed with the SEC on June 20, 2011;

•	Current Report on Form 8-K/A filed with the SEC on March 3, 2011;

•	Current Report on Form 8-K/A filed with the SEC on December 16, 2010;

•	Registration Statement on Form 8-A12G (Reg. No. 000-54248) filed January 19, 2011; and

•	Definitive Proxy Statement in respect of our 2012 meeting of stockholders filed with the SEC on June 1, 2012.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Wells Investment Securities, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

Attn: Client Services

Telephone: (800) 557-4830 or (770) 243-8282

Fax: (770) 243-8198

E-mail: client.services@wellsref.com

www.wellsref.com

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012 and supplement no. 1 dated July 10, 2012.

Supplement No. 1 includes:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;
•	experts information; and
•	information incorporated by reference.